March 18, 2019
VIA EDGAR AND FEDEX

William Demarest
Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 13, 2019

File No. 1-34452

Dear Mr. Demarest and Ms. Monick:
Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company,” “our,” or “we”), hereby responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 12, 2019 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2018 (the “Form 10-K”). To assist your review, we have set forth below the comment contained in the Comment Letter followed by the Company’s response to the comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 43

1.	We note your disclosure that your weighted-average diluted shares outstanding used for
Operating Earnings excludes shares issued from a potential conversion of the Notes and that you believe this is a useful presentation for investors. Please tell us and revise future filings to disclose why you believe this presentation is useful for investors. In addition, please revise to disclose the amount of related interest expense on the Notes that is not being adjusted from the numerator. Reference is made to Item 10(e) of Regulation S-K.
Company Response:
The Company believes that excluding shares issued in connection with a potential conversion of the Notes from its computation of operating earnings per weighted-average diluted share, is useful to investors for various reasons including the following: (i) conversion of the Notes to shares requires both the holder of a Note to elect to convert the Note and the Company to elect to settle the conversion in the form of shares; (ii) future conversion decisions by note holders will be based on the Company’s stock price in the future, which is presently undeterminable; (iii) the exclusion of shares issued in connection with a potential conversion of the Notes from the computation of operating earnings per weighted-average diluted share is consistent with how the Company treats other unrealized items in its computation of operating earnings per weighted-average diluted share; and (iv) the Company believes that when evaluating the Company’s operating performance, investors and potential investors, consider the Company’s operating earnings relative to its actual distributions, which are on shares outstanding and not shares that may be issued in the future. As requested by the Staff, we will include disclosure to this effect in future filings.

The Company notes the Staff’s comment regarding the disclosure of the amount of related interest expense on the Notes that is not being adjusted from the numerator of Operating Earnings and will make this disclosure in future filings.
* * * * *
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 515-3200.

Sincerely,

/s/ Jai Agarwal
Jai Agarwal
Chief Financial Officer, Treasurer and Secretary